                                   EXHIBIT A


     Mr. Unterman is the President, a director and controlling shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P. ("Oak Tree") and GEM Convertible Securities Partners, L.P. ("GEM Convertible").

     As of December 31, 1998, Oak Tree owned an aggregate of (a) 1,915,400 shares of the Common Stock of WinStar Communications, Inc. (the "Company"), (b) 303,508 shares of the Company's Cumulative Convertible Preferred Stock (the "Preferred Stock"), (c) $12,000,000 of the Company's Senior Subordinated Discount Notes due in 2005 (the "Convertible Notes") and (d) 187,600 warrants (the "Warrants"). As of December 31, 1998, GEM Convertible owned $2,437,000 of the Convertible Notes.

     Each share of Preferred Stock is convertible into the Common Stock of the Company at a conversion rate of one share of Common Stock for each share of Preferred Stock. The Convertible Notes are convertible at $20.625. Each Warrant may be exercised for one share of the Common Stock.

     Pursuant to Regulation 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Regulation"), GBU is deemed to be the beneficial owner of an additional 787,760 shares of Common Stock which Oak Tree has the right to acquire upon conversion of the Preferred Stock and the Convertible Notes and upon exercise of the Warrants, and GBU is deemed to be the beneficial owner of 60,245 shares of Common Stock which GEM Convertible has the right to acquire upon the conversion of the Convertible Notes. GBU is deemed to be the beneficial owner of 2,763,405 shares or 6.3% of the Company's Common Stock.

     Mr. Unterman is also the President, director and sole shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion. Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of the shares of Common Stock, Preferred Stock, Convertible Notes and Warrants owned by the accounts for which GEM Capital acts as investment adviser. Accordingly, GEM Capital is deemed to be the beneficial owner of (a) 115,600 shares of Common Stock, (b) 302,278 shares of Preferred Stock, (c) $21,453,000 of the Convertible Notes, and (d) 52,400 Warrants. In addition, managed accounts of GEM Capital own $990,000 of Senior Discount Notes due in 2005.



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     Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of an additional 885,018 shares of Common Stock which it has the right to acquire upon conversion of the Preferred Stock and Convertible Notes and the exercise of the Warrants. GEM Capital is deemed to be the beneficial owner of 1,000,618 shares or 2.2% of the Common Stock.

     GBU and GEM Capital are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and they are not otherwise required to attribute to each other the beneficial ownership of securities deemed to be beneficially owned by the other corporation under the Securities Exchange Act.





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